UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Enthusiast Gaming Holdings Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

29385B109

(CUSIP Number)

Greywood, LLC

5 Dakota Drive, Suite 210

New Hyde Park, NY 11042

(212) 453-0028

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 29385B109	Page 2 of 14

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Greywood, LLC EIN: 82-3495436
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
12,465,657
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
12,465,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,465,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%
14.	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP NO. 29385B109	Page 3 of 14

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Vantage Trading, LLC EIN: 83-4245275
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
9,776,894
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
9,776,894

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,776,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%
14.	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP NO. 29385B109	Page 4 of 14

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Sasha Szabo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC and PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
12,465,657
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
12,465,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,465,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%
14.	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP NO. 29385B109	Page 5 of 14

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)
Marc Preston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC and PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
12,465,657
	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER
12,465,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,465,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%
14.	TYPE OF REPORTING PERSON
IN

CUSIP NO. 29385B109	Page 6 of 14

This Statement is filed with respect to the common stock of Enthusiast Gaming Holdings Inc., a British Columbia corporation (the “Issuer”), beneficially owned by the Reporting Persons specified herein as of May 24, 2022. This statement amends and supplements the Schedule 13D filed on November 16, 2021, as amended by Amendment No. 1 filed on January 10, 2022, Amendment No. 2 filed on January 19, 2022, and Amendment No. 3 filed on April 26, 2022 (“Schedule 13D”), as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified.

All initially capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

Item 2 of Schedule 13D is supplemented with the following information in addition to the information described in the Schedule 13D:

(a) – (c). Greywood also acts as investment manager with discretionary authority for Greywood Investments, LLC, a Delaware limited liability company ultimately beneficially controlled by Szabo and Preston (“Greywood Investments”). Greywood assumed the investment authorities set forth herein effective as of January 1, 2022. Greywood, Szabo and Preston are deemed to beneficially own all the shares of Common Stock held by Greywood Investments. Greywood Investments is in the business of managing its own investments.

(d)- (e). Neither Greywood Investments nor any principal thereof has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented with the following information in addition to the information described in the Schedule 13D:

The source of funds used for the purchase of the Issuer’s Common Stock by Greywood Investments was the corporate funds of Greywood Investments.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented with the following information in addition to the information described in the Schedule 13D:

The Reporting Persons intend to cause Greywood Investments to nominate at least a majority of the number of the directors to the Issuer’s Board of Directors (“Board”) at the next annual general meeting of shareholders of the Issuer. The Reporting Persons are seeking improvements to the Issuer’s leadership, strategies and operations, including without limitation replacement of the Issuer’s current chief executive officer. On May 24, 2022, the Reporting Persons caused Greywood Investments to send a letter (the “May Letter”) to the Board presenting some of Greywood Investments’ sentiments and intentions regarding the Board, the Issuer’s current chief executive officer and the operations of the Issuer. A copy of the May Letter is attached hereto as Exhibit A and is incorporated herein by reference.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The Reporting Persons further reserve the right to formulate other plans and/or make other proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, reconsider and change its plans or proposals relating to the foregoing.

CUSIP NO. 29385B109	Page 7 of 14

Item 5. Interest in Common Stock of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). At present, based on 133,770,357 shares of Common Stock outstanding as reported in the Issuer’s most recent financial statements: (i) Greywood, Szabo and Preston own an aggregate of 9.3%, which consists of 9,776,894 shares owned by Vantage, 406,160 shares owned by Axion, 55,000 shares owned by Greywood Investments, 590,574 shares owned by Preston Trading, 550,000 shares owned by Preston Kids, 277,852 shares owned by Madison, 758,447 shares owned by Longview, and 50,730 shares owned by Seaview. Based on the above holdings, Vantage, Axion, Greywood Investments, Preston Trading, Preston Kids, Madison, Longview and Seaview beneficially own 7.3%, 0.3%, 0.04%, 0.4%, 0.4%, 0.2%, 0.6% and 0.04%, respectively. Greywood, Szabo and Preston share voting control and dispositive power over the shares held by Vantage, Axion, Greywood Investments, Preston Kids, Preston Trading, Madison, Longview and Seaview.

(c) The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d) and (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A –	Letter to the Board of Directors of the Issuer dated May 24, 2022

Schedule 1 -	Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP NO. 29385B109	Page 8 of 14

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2022	GREYWOOD, LLC

	By:	/s/ Sasha Szabo
Sasha Szabo, Manager

Dated: May 24, 2022	VANTAGE TRADING, LLC

	By:	/s/ Marc Preston
Marc Preston, Managing Member of the Managing Member

Dated: May 24, 2022	/s/ Sasha Szabo
Sasha Szabo, individually

Dated: May 24, 2022	/s/ Marc Preston
Marc Preston, individually

CUSIP NO. 29385B109	Page 9 of 14

EXHIBIT A

May 24, 2022

Enthusiast Gaming Holdings, Inc.

90 Eglinton Avenue East, Suite 805

Toronto, ON M4P 2Y3

Canada

Attention:	Board of Directors (Francesco Aquilini; John Albright; Adrian Montgomery; Michael Beckerman; Alan Friedman; Ben Colabrese; Richard Sherman)

Dear Gentlemen:

Greywood, LLC, together with Greywood Investments, LLC and their affiliates and associates (“Greywood”), is a longstanding shareholder in Enthusiast Gaming Holdings Inc. (“Enthusiast” or the “Company”), having invested in the Company prior to it becoming publicly traded. We are also the largest shareholder in the Company, having invested over US$30 million to acquire over 9.3% of Enthusiast’s outstanding shares. Our investment in Enthusiast reflects our belief in the Company’s enormous potential. Unfortunately, under current leadership, that potential is being squandered.

We came to this conclusion after a lengthy, careful and diligent assessment, during which we consulted with independent third-party firms, industry players, executive recruiters, prior employees, current employees, shareholders and other stakeholders. Our primary and clear conclusion is that the Company’s current Chief Executive Officer (“CEO”), Adrian Montgomery, is a detriment to the Company’s management, operations, communications, and growth strategies and Enthusiast is failing to realize its potential under his leadership and under the direction of the Board of Directors, as it is currently constructed.

Our review has highlighted significant issues with the Company’s culture and governance, with the former attributable to Mr. Montgomery and the latter attributable to the Board; both are materially impeding the Company’s performance. We can see the result not only in the Company’s share price over the course of our investment, but also by the eroding industry-wide reputation of the Company. This cannot continue. We therefore intend to lead a campaign to change the leadership at Enthusiast and will be providing advance notice of our nomination of several highly qualified, accomplished and interested individuals to serve on the Company’s Board and to act in the best interests of the Company and its stakeholders.

In the rapidly ever-changing and exponentially growing fields of gaming, esports and technology and with the evolution of Web3.0, it is urgent that change at the highest levels of the Company be implemented immediately. Shareholders expect and will tolerate nothing less.

+1-212-453-0030

www.greywood.com

CUSIP NO. 29385B109	Page 10 of 14

No More Board Games

When companies are led by a chief executive who has knowledge of and respect in the industry, team members who respect him/her, sophistication regarding business operations and M&A, and the ability to productively engage other stakeholders in the business, the directors and the shareholders who elected them may conclude that such a board is providing requisite oversight. However, this is not the case with Enthusiast, and it is unfortunate that certain directors do not have the requisite industry knowledge, experience and willingness to recognize and rectify the shortcomings.

The current Board’s lack of economic interest in the Company is telling. Collectively, the entire Board only own 5.7% of Enthusiast’s common shares, with 87% of this position represented by shares mostly gifted by the Company to Messrs. Montgomery and Aquilini. Shareholders take comfort when board members have significant cash investments in a company, so that their interests are aligned with the interests of shareholders and the long-term health and prospects of the company. In this case, Greywood alone owns more shares than the entire Board of Directors combined, and we have been steadily increasing our investment over time, contrary to existing Board members who do not appear to have the same enthusiasm for the enterprise which they notionally oversee. The interests of the Board and shareholders, including Greywood, are not completely aligned.

Beyond a misalignment of economic interests, we are concerned about a potential dereliction in duties (fiduciary and otherwise) that we have learned of and request to view the Board of Directors minute books for the past two years. We have identified several critical issues, including:

●	Awareness. The directors, who should have comprehensive knowledge of the Company, seem completely unaware of the work atmosphere propagated by Mr. Montgomery and the many dysfunctional management relationships. It does not appear any effort has been taken to determine why valuable employees have left or threatened to leave the Company (including the Chief Operating Officer) or the difficulties in recruiting new talent, which has led at best to voids in the Company’s organizational structure and operations, and at worst to the development of a divisive work environment. We surmise many of the current management and other employees are troubled by Mr. Montgomery’s proclivity toward co-opting staff’s achievements while either dispensing blame on others for his failures or forcing management to execute his undesirable actions to protect his own reputation at the expense of others. The Directors oversee a culture of divisiveness developed under Mr. Montgomery, instead of a culture of collaboration. We are confident if directors understood the extent of the current situation, it would have been addressed long ago.

●	Transactions. A board has a responsibility to be disciplined in its stewardship of Company resources, in particular with respect to partnerships and acquisitions. Mr. Montgomery has consistently failed to include or consult with other members of management, employees and stakeholders with the necessary knowledge base to consider and evaluate transactions, yet we understand that deals presented to the Board by Mr. Montgomery are rubber-stamped without any rigorous assessment, appropriate diligence or contemplation or deliberation on how the deal fits within the Company’s acquisition strategy. This is perhaps explained, but not excused, by the Board’s lack of industry knowledge and makes clear why board renewal is immediately required.

CUSIP NO. 29385B109	Page 11 of 14

●	Alleged Impropriety. We believe that the Board has failed to provide proper oversight or handling of certain conflict situations or reported incidents. This raises serious questions regarding the Board’s judgment, which we think has unwittingly fostered what we understand to be an unhealthy and harmful culture. This, we believe, has resulted in the Company having significant difficulty recruiting and retaining appropriate individuals in leadership roles (particularly women).

●	Lack of Transparency. The Board constructively terminated Enthusiast’s founder from his management position, after which he resigned as a director, but in each case the Board failed to timely and appropriately notify shareholders and the public, withholding this information for months.

●	Compensation. To be successful, Enthusiast requires an environment that rewards all of those who are generating growing revenues and strong performance, as opposed to overcompensating the CEO. We think the Board is making a serious mistake in granting CEO equity incentive compensation that exceeds the equity incentive compensation of all the talented non-management personnel combined.

We caution the Board, in exercising its fiduciary responsibility to the Company and all its stakeholders, not to excessively reward the CEO by further doling out outsized and undeserved compensation, severance, and perks or granting any significant contract extension, especially given our clear admonitions for the past six months. We note that only a few weeks ago the Board rewarded itself with additional options and restricted stock units, adding insult to injury to shareholders given the depressed share price.

CEO Upgrade

The Company needs and deserves a CEO whose qualifications and track record are above reproach and who is a respected veteran leader in the gaming, media, technology or other appropriate field. In particular, the CEO should possess the qualities and capabilities necessary to develop, understand and then effectively communicate the Company’s strategy and to create a culture at the Company that will allow for the empowerment and advancement of senior and other management. At Enthusiast, team members should not be apprehensive about expressing their honest views for fear of retribution. For the sake of the Company, as well as its shareholders, employees and other stakeholders, we must begin the process of replacing the CEO immediately.

We believe the CEO has also lost the confidence of shareholders and the industry in general. Enthusiast’s languishing valuation and reputation is due in no small part to the current CEO’s inability to communicate the Company’s strategies and long-term opportunities to the market. Company press releases are viewed by many as a transparent and futile attempt at self-promotion by the CEO, undermining Enthusiast’s credibility. When the CEO communicates with current or potential investors, we are told that his attitude and lack of detailed understanding of the Company and the industry is off-putting.

CUSIP NO. 29385B109	Page 12 of 14

Unrealized Potential

The frustrating part for shareholders is that the Company does in fact possess extremely talented personnel developing and/or implementing notable strategies. We believe Enthusiast should have a market value of US$1-2 billion, not the anemic US$250-300 million market value under the current leadership. With proper leadership and focus we see a realistic path to a US$4-5 billion company.

Enthusiast has a strong platform from which it could and should, under experienced, knowledgeable and respected leadership, not only maximize its data and technology capabilities for its advertising and subscription businesses but also expand exponentially by expeditiously capitalizing on the explosive growth of gaming as a gateway to the adoption of the many innovative technologies of Web3.0.

Despite the many issues we have identified, we continue to see tremendous potential for Enthusiast and have been increasing our ownership position accordingly. The resolve of the Enthusiast team despite the inadequate leadership from the Board and CEO have propelled the Company to record revenue and margin improvements and various increasing metrics, which speaks to the team’s ability to perform even while enduring such adverse conditions. We believe that an environment with an adequate and experienced CEO and absent the impediments placed by Mr. Montgomery, both in terms of the progress of its traditional ad sales business and potential exploitation of Enthusiast’s existing platform, would allow the Company to flourish.

As you know, we commenced discussions with the Board last fall regarding our grave concerns with respect to Enthusiast’s leadership, operations and direction. It is our belief that over the past year, the lack of capital markets experience at the Board and CEO level exacerbated the situation. The Company’s share price has dropped from a high of US$8.64 per share on April 20, 2021 to US$2.10 as of the close of business yesterday, May 23, 2022, almost a 76% loss. This compares quite unfavorably to a drop of approximately 16% for the Nasdaq Stock Market and 4% for the S&P 500 Index during the same period.

Next Steps

We intend to lead our fellow shareholders in a campaign to Upgrade Enthusiast to rescue Enthusiast back from an entrenched, ineffective Board and CEO. As you know, we have tried in vain to engage with the Board, and we were particularly dismayed when in response to our most recent constructive letter we received a terse, generic, disingenuous and dismissive email. It has become apparent to us that this Board works for the CEO. As a reminder, the shareholders are the owners of Enthusiast, and the Board’s duties run to the Company and its stakeholders (including its shareholders), not to Mr. Montgomery. We encourage you to promptly speak with other large shareholders, some of whom we introduced to the Company based on our passion for the incredible, game-changing investment opportunity presented by the current core assets of Enthusiast. We are confident that you will discover shareholder viewpoints overwhelmingly consistent with our position.

CUSIP NO. 29385B109	Page 13 of 14

We intend to Upgrade Enthusiast by, among other things:

●	Replacing a majority of the Board with directors who possess the requisite industry and professional expertise and/or a meaningful interest (both economic and otherwise) in the Company;

●	Removing Mr. Montgomery and promptly commencing a search for a permanent CEO and immediately appointing the current Chief Operating Officer or another qualified individual as interim CEO to assume management of all day-to-day operations and oversee all acquisitions, partnerships and other extraordinary transactions (fortunately we understand much of this has been the status quo for some time so there should be minimal disruption, if any);

●	Unleashing Enthusiast’s unique strengths in data science, technology and development in order to compete more aggressively and expand, develop and integrate with rapidly growing new media and technology fields; and

●	Positioning Enthusiast as the global leader it can be with an increased focus on operations in gaming/technology/capital centers in the United States, such as Los Angeles and New York.

We expect new leadership will restore Enthusiast’s reputation, return the Company to its authentic engagement with its gamer audience for which it has been traditionally known, attract new talent, develop consistent and coherent strategies, and clearly communicate those strategies internally and externally to stakeholders.

We look forward to the Company’s annual shareholders’ meeting in June. We will be submitting a separate communication providing advance notice of our nomination of several highly qualified and interested individuals to serve on the Company’s Board.

The time for change is overdue, and the wishes of shareholders should not be frustrated. For those existing Board members who choose to no longer serve, we appreciate your time to date and wish you the best in your future roles.

Sincerely,

/s/ Greywood, LLC

cc:	Jonathan Feldman (Goodmans LLP)

Mark Spiro (Goodmans LLP)

David Conklin (Goodmans LLP)

Peter J. Weisman, Esq.

CUSIP NO. 29385B109	Page 14 of 14

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Date of Transaction	Purchaser/Seller	Amount of Shares of Common Stock Bought/(Sold)	Weighted Average Purchase of Sale Price per share (excluding commissions) *	Trade Price Range	Currency	Where and how the transaction was effected

3/24/2022	Vantage Trading, LLC	1,100,000	2.92	2.92-2.92	USD	Private Transaction
4/27/2022	Vantage Trading, LLC	100,000	1.92	1.89-1.97	USD	Open Market
4/28/2022	Vantage Trading, LLC	191,272	1.96	1.92-2.00	USD	Open Market
4/29/2022	Vantage Trading, LLC	125,100	1.98	1.96-2.01	USD	Open Market
5/2/2022	Vantage Trading, LLC	100,000	1.91	1.90-1.92	USD	Open Market
5/3/2022	Vantage Trading, LLC	100,000	1.96	1.94-1.97	USD	Open Market
5/4/2022	Vantage Trading, LLC	55,000	1.88	1.88-1.88	USD	Open Market
5/5/2022	Vantage Trading, LLC	121,800	1.89	1.85-1.92	USD	Open Market
5/6/2022	Vantage Trading, LLC	61,000	1.81	1.81-1.83	USD	Open Market
5/16/2022	Vantage Trading, LLC	(55,000)	1.86	1.86-1.86	USD	Private Transaction
5/16/2022	Greywood Investments, LLC	55,000	1.86	1.86-1.86	USD	Private Transaction

•	Upon request of the staff of the Securities and Exchange Commission, the Reporting Persons undertake to provide full information regarding the number of shares purchased or sold at each separate price.